GIORDANO, HALLERAN & CIESLA

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

PLEASE RESPOND TO:
U.S. POSTAL SERVICE ADDRESS:
POST OFFICE BOX 190
MIDDLETOWN, NEW JERSEY 07748
OR:
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:
125 HALF MILE ROAD, SUITE 300
RED BANK, NEW JERSEY 07701

(732) 741-3900
FAX: (732) 224-6599

www.ghclaw.com



DIRECT DIAL NUMBER	DIRECT EMAIL	CLIENT/MATTER NO.
(732) 219-5483	pforlenza@ghclaw.com	16473.2

July 21, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Edwin Kim, Division of Corporation Finance

Re: Stadium Entertainment Holding Corp.
        Form 1-A Amendment No. 2
        Filed on June 3, 2009
        File No. 024-10240

Dear Mr. Kim:

Delivered herewith on behalf of Stadium Entertainment Holding Corp. (the "Company") please find seven (7) copies of an Amendment No. 3 to Form 1-A Regulation Offering Statement which is being filed in connection with a proposed offering of Common Stock. One of the copies is manually signed and sequentially numbered.

The following sets forth the comments made by the Staff on the Form 1-A Amendment No. 2 in its letter dated June 19, 2009 and the responses thereto which are provided on behalf of the Company:

General

1.   We note your response to comment one of our letter dated April 15, 2009. Please revise your business section and elsewhere in your offering statement as appropriate to disclose the circumstances surrounding the revocation of your registration as a Nevada domestic corporation. This revision should include your response to comment one of our previous comment letter.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 2

Response – The Company's corporate charter was reinstated by the State of Nevada in June 2009. In light of such reinstatement, disclosure with respect to the revocation has not been included in Amendment No. 3.

2. We note your disclosure on page 20 that you issued $200,000 in convertible notes to three individuals and an additional $80,000 undocumented loan to additional lenders. Please disclose the material terms of each of these agreements in the appropriate places in the offering statement. Also, please consider whether risk factor disclosure or disclosure under Item 11 of Offering Circular Model B is appropriate for any related party transactions or dilution from the shares underlying the promissory notes.

Response – Disclosure with respect to loans payable has been revised under "Plan of Operation" on page 20 to indicate that there was $180,000 of borrowings outstanding under convertible notes as of March 31, 2009. In addition, the previously undocumented advances are now represented by promissory notes. Similar disclosure with respect to the loans payable also appears on page F-19. None of the parties who provided financing under the convertible notes or other notes is a related party and thus no risk factor disclosure is required. Further, the number of shares issuable upon the conversion of the convertible notes represents less than 1% of the Company's currently outstanding shares and thus the Company does not believe that "Risk Factor" disclosure is necessary.

Part I – Notifications, page i

Item 1. Significant Parties, page i

3. We reissue comment seven of our letter dated April 15, 2009. Please include the beneficial owner(s) of the shares held of record by North Atlantic Resources Ltd. and Coastal Consulting Ltd. The persons business and residential addresses should also be provided as required by Item 1 of Part I of Form 1-A.

Response – Disclosure with respect to beneficial owners of the shares held of record by North Atlantic Resources Ltd. and Coastal Consulting Ltd. has been added on page iv.

4. We note your response to comment eight of our letter dated April 15, 2009, and we reissue it in part. Please revise this section to clearly disclose your affiliates pursuant to Item 1(g) of Item 1 of Part I of Form 1-A.

Response – Footnote disclosure has been added to Item 1 of Part I on page iv to identify the persons and entities who may be considered affiliates of the Company.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 3

5.   Please disclose the residential address of counsel, as required by Item 1 of part I of Form 1.A.

Response – Counsel to the Company is a professional corporation and, accordingly, does not have a residential address.

Item 4. Jurisdictions in Which Securities are to be Offered, page v

6.   We note your response to comment 10 of our letter dated April 15, 2009, and we reissue it. Please disclose the method by which the securities are to be offered in New York, California, Florida and Illinois. Item 4(b) requires disclosure of the method by which the securities are to be offered.

Response – Disclosure has been added in Item 4 in response to the above comment.

7.   We note your response to comment 11 of our letter dated April 15, 2009, and we reissue it in part. Please incorporate your response that you do not intend to offer securities in California, Illinois or Florida unless you first obtain an audit of your financial statements and file an amendment containing audited financial statements on page v of Part I of your offering statement and page 1 of your offering circular.

Response – Disclosure has been added on pages v and in the Offering Circular Summary on page 1 in response to the above comment.

Item 5. Unregistered Securities Issued or Sold Within One Year, page v

8.   We reissue comment 13 from our letter dated April 15, 2009. We note that you relied upon Section 4(2) in issuing convertible notes in February 2009. Please revise to briefly state the facts relied upon for this exemption.

Response – Disclosure has been added in the second paragraph of Item 5 in response to the above comment.

Part II – Offering Circular

Risk Factors, page 3

9.   We note the disclosure in the second risk factor on page 3 that you expect to have sufficient funds for operations for 12 months if the minimum is raised, and 24 months if the maximum is raised. However, given that a significant portion of the proceeds will be used to repay a loan that is currently in default, and that you have had minimal revenues to date, provide the basis for this statement. We note similar disclosure in the

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 4

plan of operations section.

Response – The Company expects that it will have sufficient funds to support operations for 12 months if the minimum is raised for the following reasons:

- the minimum amount of the offering has been raised to $2 million.

- the holder of the $1,375,000 loan has agreed to defer the date by which interest must be paid on the loan until the earlier of our receipt of cash proceeds of $2,500,000 or more in the offering or June 30, 2010.

- The Company expects to generate revenues in excess of $1,000,000 during the twelve months ending June 30, 2010.

- based on discussions with prospective participants in its "True to the Game – Volume II" project, management expects that the cost of product acquisition for each of its next two releases will be approximately 34% of the amount paid to obtain tracks for "True to the Game – Volume I."

- the Company expects to receive advances from EMI in the aggregate amount of $100,000 in connection with its release of "True to the Game Volume II" and the first volume of its Country compilation project

- management believes that the Company will be able to operate more efficiently during the next twelve months as a result of having produced and released its first compilation product and expects that the Company will be able to substantially reduce promotion, advertising and marketing expenses.

- based on discussions with independent record companies, management believes that it will have the ability to generate revenues by providing distribution services to the extent the Company needs to so same to supplement its cash flow from sales of its music products.

- management anticipates reduced professional fees as a result of having completed the initial closing of the offering.

Dilution, page 8

10.   We have reviewed your dilution table noting your expected dilution to new investors under the minimum and maximum offerings. Based on the amount of proceeds received

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 5

under the maximum offering scenario it appears the (i) increase per share attributable to new investors should be $0.03 versus $0.036 as presented, (ii) pro forma net tangible book value per share after the offering should be $0.02 versus $0.026 as presented and (iii) dilution per share to new investors should be $0.23 versus $0.224 as presented. Please revise or advise.

Response – The dilution table and related disclosure have been revised in response to the above comment and to reflect the revised minimum offering amount of $2,000,000.

Use of Proceeds to Issuer, page 9

11. We note that a significant portion of the proceeds will be used to repay debt. Please disclose the material terms of the debt. This would include any penalties or additional interest payments due to the default on the loan. See Instruction 4 to Item 5 to Model B.

    Response – Disclosure with respect to the terms of the debt that will be repaid from the proceeds of the offering has been added under "Use of Proceeds" on page 9.

12. We reissue comment 20 from our letter dated April 15, 2009. We note that you are in default on the loan from a related party in the amount of $1,365,000. However, you have only allocated $500,000 of proceeds if the minimum offering is raised to repay this debt. Please explain the source of funding for the remainder of this debt. In addition, clarify whether Sandstone could force repayment from the use of proceeds. If so, consider revising the minimum offering amount, since that amount is less than the amount of indebtedness. Also, to the extent repayment could be forced from these proceeds, revise disclosure throughout the offering circular.

    Response – The minimum offering amount has been raised to $2,000,000. In addition, disclosure has been added on pages 4, 9, 21 and 28 to indicate that the lender has extended the date by which interest must be paid.

13. We also note that the $200,000 loan that becomes due in September 2009, as discussed on page 20. If any of the proceeds of this offering will be used to repay this debt, please add disclosure to this section.

    Response – As disclosed under "Plan of Operation," the Company intends to fund the repayment of indebtedness which becomes due in September, October and November 2009 through cash generated from operations.

14. Clarify in footnotes to the table more specific uses of funds allocated to Product

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 6

Acquisition Costs and Working Capital.

Response – Disclosure has been added to the footnotes to the table on page 9 in response to the above comment.

15. We note the statement that the amounts set forth in the table are estimates and that the actual allocation of funds may vary. We direct your attention to Instruction 6 to Item 5 of Model B, which indicates that the company may reserve the right to change the use of proceeds provided that the reservation is due to contingencies which are adequately disclosed. To the extent that you reserve the right to change the use of proceeds, clearly state the contingencies and how the use of proceeds will be altered.

Response – Disclosure has been added to note 1 on page 9 in response to the above comment.

Description of Business, page 9

16. We note the disclosure that you plan to release True to the Game Volume II if you raise at least $1 million in this offering. Clarify the estimated total costs associated with releasing Volume II. Also, state the total cost of releasing Volume I. Provide a clear analysis as to how you will be able to release True to the Game Volume II if you raise the minimum in this offering.

Response – Disclosure with respect to (a) the actual cost of releasing Volume I, (b) the expected cost of releasing Volume II and (c) the proposed source of funds for the release of Volume II has been added on page 11.

17. We note your response to comment 21 of our letter dated April 15, 2009, and we reissue the comment in part. On page 11 of your amendment, you disclose that creation and sales of pre-recorded music will represent at least "95% of our revenues for the foreseeable future ..." Please clarify what you mean by the foreseeable future and specifically if it means beyond 12 months from the date of the offering.

Response – Disclosure has been added on page 11 to indicate that the creation and sales of pre-recorded music is expected to represent at least 95% of the Company's revenues for at least the next 24 months.

18. We note your response to comment 27 of our letter dated April 15, 2009, and we reissue the comment in part. Please clarify which of the marketing plans will be implemented within the next year, as opposed to those that will occur in later periods. This discussion should also distinguish which marketing plans will be implemented if only $1 million is

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 7

raised from this offering and which are dependent upon the maximum offering proceeds. We note the Use of Proceeds section indicates that the marketing budget could fluctuate as much as $425,000 depending on the amount of proceeds raised in this offering.

Response – Disclosure has been added in the section captioned "Marketing and Promotion" to indicate that all marketing plans discussed are currently being implemented except television advertising, which will not be utilized until the Company sells at least 50,000 units of the "True to the Game – Volume I" CD.

19.   We note that your ownership interest in the True to the Game project ranges from none to 50%. Please disclose your specific ownership interest for each title on True to the Game Volume I.

Response – Disclosure has been added on page 16 to indicate the percentage ownership of each track.

Management's Discussion and Analysis and Plan of Operation, page 18

Results of Operation for the Year Ended December 31, 2008, page 19

20.   We note that you have provided your financial results for the period ended March 31 2009. In addition to your discussion of your results of operations for the year ended December 31, 2008, please revise to provide a discussion of your results of operations for the period ended March 31, 2009. Ensure this discussion includes the factors that supported your revenue of $108,204 (i.e. albums sold both physically and digitally) and the related costs of such revenues.

Response – A discussion of operating results for the three months ended March 31, 2009 has been added on page 20.

Plan of Operation, page 19

21.   We note your statement on page 20 that you expect to receive revenues from your first pre-recorded music product in May 2009. Please reconcile this statement with the revenues recognized during the period ended March 31, 2009.

Response – The disclosure under "Management's Discussion and Plan of Operation" has been corrected to indicate that the Company recorded its first revenue in March 2009.

22.   We note your response to comment 33 of our letter dated April 15, 2009, and we reissue the comment in part. Please revise your table and discussion on pages 19 and 20 of your

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 8

offering circular to include your milestones should the offering only raise $1,000,000 in proceeds. Also, when discussing your plan of operations, provide a more detailed discussion as to how the time frame will change based upon the proceeds raised in this offering. Lastly, clarify the source(s) of funding. We note that the total estimated costs are more than allocated in the use of proceeds table. Clarify the extent the time frame may change based upon any additional funding needed.

Response – As noted, the minimum amount of the offering has been raised to $2 million. In addition, additional disclosure has been added on page 22 to disclose (i) potential adjustments in the timeframe based upon the proceeds of the offering and (ii) sources of funding.

23. Reconcile the statement release date of the Country compilations as disclosed on page 11 with the table on page 20.

Response – The estimated release date of the Country compilation has been changed to March 2010 on pages 11 and 22.

Directors, Executive Officers and Significant Employees, page 21

24. Please disclose the business experience of Ms. Barbone from December 2007 to present.

Response – Language has been added to Ms. Barbone's biographical information on page 23 to clarify that from December 2007 to the present, Ms. Barbone has been engaged in founding and developing the business of the Company.

Remuneration of Directors and Officers, page 23

25. We note your response to comment 38 from our letter dated April 15, 2009 and we reissue. Mr. Mas was listed in the table as Executive Vice President; however, your response indicates that he served in a non-officer capacity. We also note that he is listed as one of the founders of the company having extensive recording industry experience on page 10. Provide a more detailed analysis as to how you determined he was not an officer. Lastly, to the extent Mr. Mas is no longer an employee of the company, please provide his personal address, as opposed to the company's address in the beneficial ownership table.

Response – Ms. Mas' background in the industry is primarily in radio promotion of musical products and his primary role while employed by the Company was to provide advice to management on promotional strategies. Mr. Mas was not a key policy making member of management nor did he exercise authority over any business unit of the

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 9

Company. As a result, Mr. Mas, who is no longer employed by the Company, was not considered as having served in an executive officer capacity. His residential address has been added under his name in the table on page 26.

Plan of Distribution, page 21

26.   We reissue comment 42 from our letter dated April 15, 2009. We note the disclosure that you may at your discretion permit a smaller purchase amount than the minimum purchase. Please provide specific criteria that will be used to determine whether the minimum purchase will not apply to some purchasers and the basis for allowing a different minimum purchase for different investors.

Response – Disclosure has been added on page 28 in response to the above comment.

Interest of Management and Others in Certain Transactions, page 24

27.   Please disclose all related party transaction in this section as required by Item 11 of Model B. For example, we note the bridge loan provided by Frank Barbone, who appears to be related to Camille Barbone, an officer of the company.

Response – All related party transactions have been disclosed in the section captioned "Interest of Management and Others in Certain Transactions" on page 26. Please note that Frank Barbone is a second cousin of Camille Barbone and does not share a household with Ms. Barbone. As a result, the loan is not considered a related party transaction.

Part F/S - Financial Statements

Stadium Entertainment Holdings Corp.

Financial Statements for the Year-Ended December 31, 2008

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Income Taxes, F-6

28.   We have reviewed your response to our prior comment 47, noting that you have recorded a tax asset of $3,278 and no valuation allowance. Considering (i) you do not have any taxable temporary differences, (ii) your net loss from operations in the current year, and (iii) your net loss generated from your date of inception (i.e. lack of taxable

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 10

income in carryback years), please provide us with verifiable evidence that supports you recording a deferred tax asset without a valuation allowance. Refer to paragraphs 20 and 21 of SFAS 109 for further guidance.

Response - The Company has revised its balance sheet to reflect a valuation allowance for the full amount of the deferred tax asset.

Stadium Entertainment Holdings Corporation

Financial Statements for the Period Ended March 31, 2009

General

29.   We note on page 18 that your accounting firm does not currently charge you for office space. Please tell us where you have recorded this expense and related contributed capital in your financial statements or revise. Refer to SAB Topic 1.B.1.

Response – The Company's accounting firm provides business management services to the Company and charges the Company hourly fees for its services. No separate fee is charged for permitting the Company to use the firm's address for mail purposes or to utilize office space from time to time. The fees paid to the accounting firm are reflected in selling, general and administrative expenses.

30.   Considering the significance of the equity issuance on January 1, 2009 (i.e. recapitalization transaction), please revise your financial statements to include a statement of stockholders' equity.

Response – A Statement of Changes in Stockholders' Equity for Stadium Entertainment Holding Corp. for the three months ended March 31, 2009 has been included with Amendment No. 3.

31.   We have reviewed your response to our prior comments 46 and 52, noting that you believe you meet the requirements to be a development stage entity because (i) operations have commenced but you have not generated significant revenue, and (ii) you are devoting most of your efforts raising capital, developing markets, and starting up production. Accordingly, please revise your financial statements to include the disclosures of paragraphs 10-13 of SFAS 7.

Response – Disclosure has been added with respect to paragraphs 10-13 of SFAS 7 in Note 3 to the financial statements of Stadium Entertainment Holding Corporation for the year ended December 31, 2008 and Note 3 to the financial statements of Stadium

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 11

Entertainment Inc. for the year ended December 31, 2008. In addition, disclosure has been added to Note 3 to the financial statements of Stadium Entertainment Holding Corp. for the three months ended March 31, 2009 to indicate that the Company is no longer considered a development stage company.

32.   Please revise to include a statement, if true, that in the opinion of management, all adjustments necessary for a fair statement of results have been included. If all such adjustments are of a normal recurring nature, a statement to that effect that be made. If otherwise, please furnish as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Item 2 of Part F/S of Form 1-A for guidance.

Response – Disclosure has been added at the end of the first paragraph of Note 2 to the financial statements for the three months ended March 31, 2009 in response to the above comment.

Statement of Operations, F-10

33.   We note that you have disclosed a loss per common share of $5.21. We also note that as of December 31, 2008 you had 25,000,000 shares outstanding, you issued 75,000,000 shares on January 1, 2009 as part of the recapitalization and you recognized a net loss of $521,412 during the interim period. Please tell us how you calculated loss per share, including how you determined the weighted average number of common shares outstanding.

Response – The loss per common share was incorrectly calculated based on the outstanding common stock value as opposed to the outstanding common shares of 100,000,000. The financial statements have been adjusted to properly reflect the loss per common share of $.01, which was calculated by dividing the net loss for the period ($521,412) by the weighted average number of outstanding shares (100,000,000). Weighted average number of common shares outstanding was calculated by adding the number of shares issued (75,000,000) as part of the recapitalization on January 1, 2009 to the existing shares outstanding (25,000,000). As the transaction occurred at the beginning of the period the shares were weighted at the full amount and added to the existing shares to arrive at 100,000,000 weighted average shares outstanding.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, F-13

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 12

34.   We have reviewed your response to our prior comment 50, noting (i) that you have sole responsibility for merchandise returned to the distributor, (ii) you are considered in possession of the inventory as the distributor does not take ownership, (iii) the distributor has price protection (i.e. you are entitled to collect 100% of adjusted net sales subject to 25% withholding reserves), and (iv) the payment terms of the distributors. Based on the foregoing, please disclose your basis for recognizing the $108,204 in revenue during the period (i.e. upon sale to end-user or distributor) and disclose how you account for related discounts, returns, credits and adjustments made to gross revenue.

Response – As noted in the revenue recognition footnote, revenue is recognized when the products are shipped by the distributor to retail outlets or when products are downloaded and subsequent payment is processed. The Company will record a provision for returns of CD sales based on expected returns. Currently the Company has established approximately a 25% provision in congruence with the reserve established by the distributor. The provision will be reevaluated quarterly based on actual prior period sales returns. Discounts, returns, credits and other adjustments to gross revenue will be recorded as a reduction to accounts receivable and the provision for returns and allowances. Actual returns in the first quarter of 2009 of $413 and discounts of $38 were recorded as a reduction to net sales and will not be revised due to immateriality. The following break out of net sales reported for the quarter ended March 31, 2009 has been added to the end of the section of Note 2 captioned "Revenue Recognition."

Gross CD Sales –	$139,819
Digital Sales -	$ 3,678
Provision for sales returns and allowances -	$(34,842)
Discounts -	$ (38)
Sales Returns -	$ (413)
Net Sales	$108,204

Loans Payable, F-16

35.   We note that a convertible note of $50,000 was issued to Frank Barbone (exhibit 6.15). Please tell us if this is a related party convertible note. Refer to SFAS 57 for further disclosure requirements of related party transactions.

Response - The individual referenced is a second cousin to Camille Barbone. As mentioned in SFAS 57 an example of related party is an immediate family member. An immediate family member is defined as a family member whom a principal owner or member of management might control or influence or by whom they might be

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 13

controlled or influence because of the family relationship. The Company has reviewed this relationship and based on SFAS 57 has concluded that this relationship does not constitute a related party.

Stadium Entertainment Corporation

General

36.   We note the recapitalization transaction with Stadium Entertainment Holding Corp. was consummated on January 1, 2009. Please note that the financial statements for periods prior to the transaction should be those of Stadium Entertainment Corporation and should be retroactively restated to give effect to the transaction (e.g. shares outstanding, earnings per share, etc.). Please revise the financial statements accordingly and provide appropriate footnote disclosure describing the transaction and the related accounting treatment.

Response – The Stadium Entertainment Corp. financial statements have been retroactively restated to give effect to the share exchange transaction and the requested disclosure has been added to Note 1. The weighted average number of shares outstanding for the year ended December 31, 2008 was calculated as follows:

> 75,000,000 shares outstanding at 1/1/08
> 25,000,000 shares issued on 12/31/08

> The 25,000,000 shares issued on 12/31/08 were outstanding for one (1) day and thus only 0.0028% of such shares (69,061 shares) were outstanding during year ended 12/31/08.

> Weighted average shares outstanding was 75,069,061 shares.

Note 2. Summary of Significant Accounting Policies

Income Taxes, F-24

37.   We have reviewed your response to our prior comment 53 noting that you have recorded a deferred tax asset of $559,203 and no valuation allowance. Considering (i) you do not have any taxable temporary differences, (ii) your net loss from operations in the current year, and (iii) your date of inception (i.e. lack of taxable income in your carryback years), please provide us with verifiable evidence that supports you recording a deferred tax asset without a valuation allowance. Refer to paragraphs 20 and 21 of SFAS 109.

Response – The Stadium Entertainment Corp. balance sheet has been revised to provide

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

Securities and Exchange Commission
July 21, 2009
Page 14

for a valuation allowance for the full amount of the deferred tax asset.

38.   In connection with the comment above, it does not appear that you have provided all of the disclosures required by SFAS 109. Accordingly, please revise your financial statements to include the components of your deferred taxes (i.e. deferred tax asset, liability and valuation allowance), changes in your valuation allowance during the period, a description of your temporary differences, current income tax expense or benefit, the benefits of net operating losses, impact of changes in tax rates, etc. Refer to paragraphs 43-49 of SFAS 109.

Response – A new Note 7 has been added to the notes to the Stadium Entertainment Corporation financial statements for the year ended December 31, 2008 in response to the above comment.

Pro Forma Financial Statements, F-28

39.   Please revise your pro forma financial statements to reflect any revisions made as a result of the comments above.

Response – The pro forma financial statements have been revised to reflect the revisions made as a result of the comments above.

Exhibit 11

40.   We note the statement that the shares will be validly issued, fully paid and non-assessable. Please revise to opine on the corporate laws of the state of incorporation.

Response – Exhibit 11 has been refiled with Amendment No. 3.

GIORDANO, HALLERAN & CIESLA
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

If you have any questions or comments with respect to the foregoing, please contact the undersigned.

Very truly yours,



PHILIP D. FORLENZA

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cc: John Reynolds
        William Kearns
        Brian Bhandari
        Camille Barbone

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